UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	ICL Israeli Investor Day Presentation

Item 1

KEY HIGHLIGHTS FROM ICL INVESTOR CONFERENCE

- At TASE investor day for the Israeli market, ICL’s management indicated the possibility of additional divestments of non-synergetic holdings and the formulation of its future strategy -

Tel Aviv, Israel, June 22, 2017 – ICL (NYSE &TASE:ICL), a leading global specialty minerals and specialty chemicals company, announced today, at an Investor Day held by the Company for the Israeli market at the Tel Aviv Stock Exchange, that it is exploring various opportunities to divest subsidiaries and\or assets that have a low synergy profile to ICL’s mineral chain or portfolio for approximately $500 million or more as part of the Company's plan, among others, to create available sources of financing for further investments, inasmuch as such investments are decided upon, as well as to reduce the Company’s current leverage level.

Leading the speakers at the Company’s Investor Day was ICL Chairman, Johanan Locker, who revealed that its Board of Directors is currently formulating a new strategy to guide the future plans and operations of the company, as well as its leverage levels, growing the Company’s Specialty Solutions division and further strengthening the competitiveness of the Company’s commodity assets.

ICL’s Acting CEO, Asher Grinbaum, discussed the strategic importance of ICL’s Dead Sea operations as well as the Company’s other competitive advantages, including its broad innovation capabilities. He also emphasized the importance of ICL’s efforts to diversify its operations and achieve a proper balance between its commodities and specialties businesses, especially in light of current conditions in the commodities markets.

Among other management addressing the conference were Kobi Altman, ICL’s CFO, who reviewed the Company’s successful efficiency gains through operational excellence initiatives and cost-reduction efforts, resulting in a reduction in cost per tonne, as well as its strict Capex management and its strong free cash flow generation – necessary in order to remain competitive in a challenging business environment.

The investor presentation follows this announcement and can be also viewed on the Company’s website at www.icl-group.com.

##

About ICL

ICL is a global manufacturer of products based on specialty minerals that fulfill humanity’s essential needs primarily in three markets: agriculture, food and engineered materials. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The company employs approximately 13,000 people worldwide, and its sales in 2016 totaled US$5.4 billion. For more information, visit the company's website at www.icl-group.com.

ICL Israeli Investor Day Tel Aviv June 22 nd , 2017

Safe Harbor

This Presentation (references to which and to any information contained herein shall be deemed to include information which has been or may be supplied in writing or orally in connection herewith or in connection with any further enquiries) is provided for the sole purpose of providing general information to assist the recipient in deciding whether it wishes to proceed with a further investigation for investing in Israel Chemicals Ltd. and/or its affiliates (hereinafter jointly referred to as the "**Company**" or "**ICL**"). This Presentation shall not form the basis of, or be relied upon in connection with, any contract or commitment whatsoever, and it does not purport to be comprehensive or to contain all the information that the recipient may need in order to evaluate the Company and/or its assets.

No representation, warranty or undertaking, express or implied, is given by ICL and/or any member of the ICL Group or their respective directors, officers, employees, agents, representatives and/or advisers as to or in relation to the accuracy, completeness or sufficiency of the information contained in this Presentation or as to the reasonableness of any assumption contained therein. To the maximum extent permitted by law, the Company and its respective directors, officers, employees, agents, representatives and/or advisers expressly disclaim any and all liability which may arise from this Presentation and any errors contained therein and/or omissions therefrom or from any use of this Presentation or its contents or otherwise in connection therewith.

No representation or warranty is given as to the achievement or reasonableness of, and no reliance should be placed on, any valuations, forecasts, estimates, opinions and projections contained in this Presentation. In all cases, recipients should conduct their own investigation of any analysis of the Company and/or its assets and the information contained in this Presentation. Nothing in this Presentation constitutes investment advice and any opinions or recommendations that may be contained herein have not been based upon a consideration of financial situation or particular needs of any specific recipient. Any prospective investor interested in buying Company's securities or evaluating the Company and/or its assets is recommended to seek its own financial and other professional advice.

This Presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", "predict" or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters.

These forward-looking statements and projections are not guarantees of future performance and are subject to a number of assumptions, risks, projections and uncertainties, many of which are beyond the Company's control, which could cause actual results, performance or achievements to differ materially from those described in or implied by such statements or projections. Because such statements deal with future events and are based on ICL's current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2016, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved. Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.

Certain market and/or industry data used in this Presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed. Internal estimates and studies, which we believe to be reliable, have not been independently verified. We cannot assure that such data is accurate or complete.

Included in this presentation are certain non-GAAP financial measures, such as Adjusted Operating income and Adjusted Net income, designed to complement the financial information presented in accordance with GAAP because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with GAAP. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2016 filed with TASE and the SEC for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with GAAP.

Where needs take us
2

55 282 60 194 255 84 3 EMPLOYEES – DEC 2016 13 , 414   661 1 , 338 1 , 163 966 953 659 Specialty Fertilizers Potash & Mg. Phosphates Advanced Additives Industrial Products Food Specialties ICL In Numbers  2016 SALES $ 5 , 363 m 2016 DIVIDEND YIELD 4.27%  2016 FREE CASH FLOW $ 34 6 m  2016 ADJUSTED OPERATING INCOME $ 582 m 2016 SALES BY BUSINESS LINE (US$ M) 2016 OPERATING INCOME BY BUSINESS LINE (US$ M) Specialty Solutions Essential Minerals MARKET CAP (June 20 ) $ 5.7 bn

Strategic Directions Mr. Asher Grinbaum Acting CEO

ICL Movie 5

August 1973 6

 Who Is ICL?

 Risk Diversification and Balance

Essential Minerals Specialty Solutions  Stable & Diversified Assets

 Commodities

 The Dead Sea

12 Global Distribution

 Much More Than A Potash Company

 Innovation

 Population growth

 Profitability increase

 ICL’s Top Management: Over 140 Years of Experience Kobi Altman , CFO 2 years in ICL Charles Weidhas , COO 10 years in ICL Ofer Lifshitz, President, ICL Essential Minerals 21 years in ICL Yakir Menashe , EVP Global HR 11 years in ICL Lisa Haimovits , SVP General Counsel & Company Secretary 8 years in ICL Rani Loebenstein , SVP, Global CR 3 years in ICL Hezi Israel, EVP BD & Strategy 10 years in ICL Eli Glazer, President, ICL Specialty Solutions 34 years in ICL Asher Grinbaum , Acting CEO 42 years in ICL

 Our home base – The Negev

 Our home base – The Community

Financial Overview Kobi Altman CFO

ICL's Minerals Value Chains



Specialty Fertilizers
Liquid & Water Soluble Fertilizers
CRF and SRF
Compound NPKs
SSP, TSP, DAP, MAP
Green Phosphoric Acid
Food Additives
Polysulphate
Magnesium
Upstream Business
Pure Phosphoric Acid
via WS-MAP
Downstream Business
Potash Fertilizers
Potash
Phosphate
Fire Safety
Bromine
P2S5
Industrial Phosphate Salts and Acids
P4 derivatives
Intermediate Business
Clear Brine Fluids
Specialty Minerals
Bromine Industrial Solutions
Mercury Emission
Flame Retardants
Potash & Magnesium
Phosphates
Specialty Fertilizers
Industrial Products
Advanced Additives
Food Specialties
Essential Minerals
Specialty Solutions

Where needs take us

21

 ICL’s Market Focus Mercury Emission Bromine Industrial Solutions Clear Brine Fluids Flame Retardants Fire Safety Industrial Phosphate Salts and Acids Liquid & Water Soluble Fertilizers CRF and SRF Food Additives Compound NPKs Pure Phosphoric Acid SSP, TSP, DAP, MAP Green Phosphoric Acid Polysulphate Potash Fertilizers Bromine Phosphate Potash Magnesium P 2 S 5 Upstream Business Intermediate Business Downstream Business 21 Selected Strategic Considerations Specialty Fertilizers Specialty Minerals P 4 derivatives INDUSTRIAL AGRO Food Specialties Advanced Additives Industrial Products Specialty Fertilizers Phosphates Potash & Magnesium Essential Minerals Specialty Solutions

ICL Portfolio is Addressing Mega Trends Need for intensive food production Changes in Food consumption behavior High - Tech Growth Ensuring access to affordable, sustainable and modern energy Regulations to protect the environment  Specialty Fertilizers Potash Phosphate Food Ingredients Organic whey Merquel Bromine Flame Retardants ICL Portfolio Biocides Electrolytes for Bromine Flow battery Phosphorus Flame Retardants

Potash & Magnesium Noam Goldstein  ICL Essential Minerals Division Specialty Solutions Division Specialty Fertilizers Phosphate Food Specialties Advanced Additives Industrial Products Eli Amon Yakov Kahlon Rene Krebs James Moffatt Anat Tal Ofer Lifshitz Alon Gil Eli Glazer O rganizational Structure Sales, Marketing & Logistics

 Cost Reduction Efficiency gains contribution breakdown Operational Excellence Procurement Labor 65% 35 % External factors ICL initiatives 2016 vs. 2015 cost/tonne reduction breakdown FY2013 FY2014 FY2015 FY2016 Cost per tonne reduction

500 - 550 619 680 794 887 401 355 350 337 2017E 2016A 2015A 2014A 2013A CapEx Depreciation and amortization Strict CapEx Management while still Investing in Future Growth  CapEx ($M)

1 , 067 1 , 103 1 , 203 1 , 297 1 , 337 1 , 406 1 , 274 1 , 179 1 , 306 1 , 251 1 , 384 1 , 573 1 , 600 Q1 2017 Q4 2016 Q3 2016 Q2 2016 Q1 2016 Q4 2015 Q3 2015 Q2 2015 Q1 2015 Q4 2014 Q3 2014 Q2 2014 Q1 2014  Improving Working Capital Management and Cash Flow Generation $ Million * Free cash flow - cash flow from operations and dividend from investees net of CapEx ** Working capital = trade and other receivables + inventories – trade and other payables (recalculated for prior years) Cash Flow Working Capital** $ Million Free Cash flow * 104 127 96 85 38 - 89 - 36 170 - 72 133 90 - 86 - 63 Q1 2017 Q4 2016 Q3 2016 Q2 2016 Q1 2016 Q4 2015 Q3 2015 Q2 2015 Q1 2015 Q4 2014 Q3 2014 Q2 2014 Q1 2014 FY 2014 : 74 FY 2015 : - 27 FY 2016 : 346

Ϯϴ Capital Allocation Approach Drive long - term value creation Reduce debt level Solid shareholders’ return FINANCIAL STABILITY

Key Takeaways Commodity business environment continues to be challenging 29 ICL’s balanced structure strategy is bearing fruits ICL’s underlying performance is solid and improving

Essential Minerals Division Ofer Lifshitz President ICL Essential Minerals

 Organizational Structure ICL Essential Minerals Division Specialty Solutions Division Specialty Fertilizers Phosphate Potash & Magnesium Food Specialties Advanced Additives Industrial Products Essential Minerals Division

ICL Essential Minerals Profile 32 * Before setoffs and eliminations ** Before G&A expenses All numbers are rounded 2016 Sales Volume 2016 Sales* $ 3 ,  00 M 2016 Adjusted Operating Income** Potash 5 , 160 K ton Fertilizers 2 , 660 K ton Polysulphate 200 K ton Potash 5 , 300 K ton Phos. Rock 5 , 750 K Ton Fertilizers 2 , 730 K Ton 2016 Production ~ 8 , 000 Employees Worldwide Global Presence Potash Phosphate Specialty Fertilizers Safety Environment First Priority Full compliance $ 400 M

ICL Essential Minerals - Organizational Structure 33 Business Development HR Finance Sales, Marketing & Logistics Alon Gil 23 years in ICL Specialty Fertilizers Eli Amon 26 years in ICL Phosphate Yakov  Kahlon 22 years in ICL Potash & Magnesium Noam Goldstein 31 years in ICL President, ICL Essential Minerals Division Ofer Lifshitz 21 years in ICL

 ICL Essential Minerals Division Agriculture Potash Phosphate Specialty Fertilizers Commodity Semi - specialty Specialty

35 Growing population Dietary shifts Arable land per capita Biofuels More grains Increased yields More fertilizers More people want more… Demand for fertilizers is closely linked to the demand for food and fuel crops Global Fertilizer Demand

36 Meat Consumption Population Fertilizer consumption 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 Index, relative to 1962 Population, Meat and Fertilizers [Base 1962 ] ▪ Fertilizer demand increases faster than population growth ▪ Correlates better to improved dietary consumption ▪ Economic crisis affects fertilizer consumption short term, but has minor effect on meat consumption Source: IFA, USDA, USA Census

37 Cereals 37 % Oilseeds 20 % Tot. Other 43 % Wheat 6.2 % Rice 12.6 % Maize 14.9 % Other Cereals 3.7 % Soybean 9.0 % Oil Palm 7.2 % Other Oilseeds 3.5 % Fibre Crops 2.8 % Sugar Crops 7.7 % Roots/Tubers 3.8 % Fruits 6.6 % Vegetables 10.0 % Oth Crops 11.8 % Source: IFA - Assessment of Fertilizer Use by Crop at the Global Level Total Fertilizer Use by Crop at Global Level Cereals and Oilseeds Account for 62 % of Fertilizer Consumption

38 World Main Crops Long Term Forecast Consumption, Stock and Stock to Use Ratio 16% 20% 24% 28% 32% 36% 40% 44% 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 Stock to Use Ratio Billion Tonnes Wheat Coarse grains Rice Oilseeds Ending stocks Stock to Use Stock to use Ratio Consumption Source: OECD - FAO Agricultural Outlook 2016 - 2025 (Jul 2016 )

Global Fertilizer Consumption   Global market share 39 0 20 40 60 80 100 120 140 1962/63 1963/64 1964/65 1965/66 1966/67 1967/68 1968/69 1969/70 1970/71 1971/72 1972/73 1973/74 1974/75 1975/76 1976/77 1977/78 1978/79 1979/80 1980/81 1981/82 1982/83 1983/84 1984/85 1985/86 1986/87 1987/88 1988/89 1989/90 1990/91 1991/92 1992/93 1993/94 1994/95 1995/96 1996/97 1997/98 1998/99 1999/00 2000/01 2001/02 2002/03 2003/04 2004/05 2005/06 2006/07 2007/08 2008/09 2009/10 2010/11 2011/12e 2012/13f 2013/14f 2014/15f 2015/16f 2016/17f 2017/18f 2018/19f 2019/20f 2020/21f million mt nutrient K alium (Potash) P hosphorus N itrogen IFA – Medium Term Outlook for World Agriculture and Fertilizer Demand (June 2016 )

36% 17% 22% 7% 12 % Russia Belarus Canada Jordan ICL Potash Market Share India Brazil China 40 3.8 Mt 8.8 Mt 6.8 Mt Total Import 2016 29% 17% 6% 22% 13 % Canpotex Uralkali SQM BPC ICL 23% 20% 25 % Canpotex Uralkali APC BPC ICL 18% 12%

TSP Trade 2016 Morocco 29 % China 25 % Israel 15 % Tunisia 12 % Bulgaria 8 % Mexico 5 % Others 6 % Major Exporters Brazil 28 % Bangladesh 27 % USA 13 % Australia 12 % Indonesia 11 % Iran 9 % Major Importers Total Global Trade = ~ 1.4 Mt P 2 0 5 Source: CRU Phosphate Rock Outlook (Apr. 2017 ) 41

ICL UK North East England Conventional mining  Potash - Operational advantages ICL Iberia Spain, Catalonia Conventional mining ▪ Vast raw material source (Israel, Spain) ▪ Unlimited open - air stockpiling capacity (Israel) ▪ Low production cost (Israel) ▪ Synergy with other plants in Sdom site. ▪ Logistic advantages ▪ Geographic locations ▪ Access to deep water ports ▪ Synergy within the Business unit. % 2016 Production (~ 5 , 300 K Tons)  ICL Dead Sea Israel, Dead Sea Evaporation Ponds

Phosphate Green Phosphoric Acid SSP, TSP Pure Phosphoric Acid Food additives Controlled & slow release fertilizers Liquid & water soluble fertilizers Industrial phosphate Salts and acids P 2 S 5 , fire safety Phosphate - Operational advantages The operational advantages of Phosphate, starting with the P 2 O 5 value chain Phosphate Specialty Fertilizers Specialty solutions 43

 Phosphate - Operational advantages 18 % ICL Amfert Holland – Amsterdam Germany - Ldwigshafen Rotem Israel Israel, South Rotem Turkey YPH JV CHINA ICL Cajati Brazil ▪ Logistic advantages. ▪ Geographic locations ▪ Hub center in Europe (Amfert) ▪ Synergy within the production sites. ▪ Production optimization between the sites. ▪ Captive use for ICL internal products.

45 Improving our competitiveness Tight cost control Efficiency program in all sites Utilize synergies within ICL Operational Excellence

Operational Excellence ▪ World class operational standards ▪ Workforce Empowerment ▪ Innovation – Industry 4.0 ▪ Best practice sustainability 46 Leading to Organizational Culture of Continuous Improvement AFTER

Operational Excellence Hundreds of single initiatives 47 Energy Saving 2016 ~ $ 15 M Accumulated Energy Savings since 2012 ~ $ 81 M i.e. – Energy Saving After Before

Green phosphoric Acid Cost $/tonne FOB FY2013 FY2014 FY2015 FY2016 FY2013 FY2014 FY2015 FY2016 Improved Competitiveness 2017 Efficiency and Value Creation Target ~$ 100 million For ICL 48 Potash average realized full cost per tonne

49 Polysulphate™: The Future of ICL UK Readily available - new natural fertilizer in the market Polysulphate Sales plan, K Tonnes 50% 14 % K S 36 % Mg+Ca 200 3 , 000 6 , 000 0 1,000 2,000 3,000 4,000 5,000 6,000 2016 2017 2018 2019 2020 2025 2030 1 billion ton reserves Business advantages Environmentally friendly Developing continuous products and applications Commodity Semi - specialty Specialty 1 , 000

 ICL Iberia Cabanasas Mine Suria Plant Vilafruns Mine Sallent Plant Moving from 2 production centers to one production center while reducing the cost per tonne Building access ramp Vacuum Salt Plant New Dock in the port Operational improvements and reduction in cost per tonne In the next step – increase production capacity

 YPH YPH YPH – JV of ICL and YTH since end 2015 • To become a player in the Chinese market. • Establish the same Value Chain as in Rotem. ICL has history of more than 20 years of activity in China What was done till now ? ▪ Integration ▪ Operational excellence ▪ Moving from Commodity to Specialty. Objectives:

Specialty Fertilizers – highlights Growing Markets Strong Sales Network Best - in - Class R&D / Technology Container Nursery & Greenhouse potting plants Sport pitches, golf courses and municipal areas Specialty Agriculture Horticulture Turf &Landscape Fruit, vegetables & arable crops P K MKP MAP NOP N Creating Value to ICL Specialty Fertilizers Market ($ B) Commodity Semi - specialty Specialty 52

 Key takeaways P 2 O 5 value chain in Israel and in China Significant potash presence in emerging markets New semi - specialty activity Low production cost Great potential growth for the SF BU Experienced management team

Specialty Fertilizers Eli Amon ICL Specialty Fertilizers’ Manager

 Organizational Structure ICL Essential Minerals Division Specialty Solutions Division Specialty Fertilizers Phosphate Potash & Magnesium Food Specialties Advanced Additives Industrial Products Specialty Fertilizers

 Global needs evolve Population is constantly growing

 Global needs evolve Urbanization keeps on spreading

 Global needs evolve Arable land per capita is diminishing 1 BN 2 BN 3 BN 4 BN 5 BN 6 BN 7 BN 8 BN 9 BN

59 Specialty Fertilizers and Bio solutions became an important part of the Ag input market Others, 32 % Traditional Fertilizers, 63 % Specialty Fertilizers 3.5% ~$ 150 bn Nontraditional application of nutrients (i.e. Soluble, Liquids and Coated) Advanced bio solutions for plant nutrient and protection Bio Solutions 1.5 % Micro Nutrients 1 % Nutrients consumed in small quantities 2 N,P,K and Secondary nutrient s 1 1 Calcium, Magnesium and Sulfate 2 iron, cobalt, chromium, copper, iodine, manganese, selenium, zinc and molybdenum Specialty Fertilizers market / ~$ 9 bn

60 Global Trends & Needs will drive development towards specialty fertilizers Changing Food Chain Environmental Trends New Grower Practice Regulatory Pressure Expected Nutrient use efficiency growth : + 4 - 7 % per year Zero growth Fertilizers 2020 EU Nitrate Directive

A Global Manufacturer of Products that Fulfills Essential Needs in the Agriculture Market India Japan Malaysia Australia Kenya Turkey Germany Poland Italy France Brazil US 61 Sales Offices Production sites a 1 , 000 Employees Worldwide 49% 24% 18% 9 % Europe IL&ME ASIAPAC America a $ 660 m sales  in 2016 , 13 % of ICL’s Rev ($ 5 , 363 m) a $ 55 m Operating Profit  in 2016

62 ICL SF has a broad offer of unique specialty fertilizer technologies Foliar Fertilizer Optimal Plant Nutrition Less is more! Fertigation/ Soluble Fertilizers Controlled Released Fertilizers ICLSF has developed specialized fertilizer products that match application technique: foliar, drip or soil applied

63 Our Core Market Specialty Agriculture Fruit, vegetables & arable crops Turf & Landscape Golf courses, sports fields & landscape Ornamental Horticulture Nursery stock, perennials, pot & bedding plants

64 Turf & Landscape Golf courses, sports fields & landscape Liquid Fertilizers Growing Media Grass Seeds Water Soluble Fertilizers (WSF) Controlled Release Fertilizers (CRF) Straights (MAP / MKP / Pekacid) Plant Protection Products Adjuvants Water Conservation Agents Liquid Fertilizers Slow Release Fertilizers Specialty Agriculture Fruit, vegetables & arable crops Turf & Landscape Golf courses, sports fields & landscape Ornamental Horticulture Nursery stock, perennials, pot & bedding plants Our Core Markets and Products 68%* 13%* 19%* * 2016 Revenues ($ 660 M)

Most stadiums of “La Liga” use ICL products (fertilizers& seeds) 65 Camp Nou Our Core Markets and Products / Turf

Our Core Markets and Products / Turf 66 Wimbledon

67 Our Core Markets and Products / Turf Cardiff 67

68 erP 7 Q 0 https://www.youtube.com/watch?v=S NoVU H 2 Flow Our Core Markets and Products / Water Conservation Agents

69 ICL Specialty Fertilizers is a leader in the market & LandscapeICL Specialty Fertilizers Development 2010 2011 04 2011 05 2012 Xcalibur (USA ) 11 2012 09 2014 1993

70 ICLSF is a leader in the market Turf, Ornamental Horticulture & Landscape • Leader in Turf in Europe & Middle East • # 1 in CRF/Solubles in Ornamental

71 Strong positioning in the Spec - Ag market Specialty Agriculture • # 1 in Crystaline PK solubles • # 1 in Liquids in Spain and Israel • Top 3 in Fertigation

World Market Trends in the key segments



Market in 2013 $8.5 bn (inc.Foliar)
Market in 2015 $9.2 bn (inc.Foliar)
Expected Market in 2023 $14 bn
2.7
2.9
4.3
0.9
0.9
1.5
1.4
1.6
2.8
3.5
3.8
5.4
Water Soluble Fertilizers
Liquid Fertilizers (NPK's)
Controlled / Slow Release Fertilizers
Foliar Liquid Fertilizers

CAGR 2013-2023 5% ↗ 5% ↗ 7% ↗ 4% ↗



Reduce cost of production
Expand Product Portfolio
Establish production in attractive markets
New cost efficient coating generation
New production plants with focus on emerging markets
Grow with R&D and new Strategic Partners
SpecAg / Main growth driver

2.7 0.9 1.4 3.5 2.9 0.9 1.6 3.8 4.3 1.5 2.8 5.4 Water Soluble Fertilizers Liquid Fertilizers (NPK's) Controlled / Slow Release Fertilizers Foliar Liquid Fertilizers Market in 2013 $8.5 bn (inc.Foliar) Market in 2015 $9.2 bn (inc.Foliar) Expected Market in 2023 $14 bn 5% 5% 7% 4 % CAGR 2013 - 2023 World Market Trends in the key segments  Reduce cost of production Expand Product Portfolio Establish production in attractive markets New cost efficient coating generation New production plants with focus on emerging markets Grow with R&D and new Strategic Partners SpecAg / Main growth driver

74 https:// www.youtube.co m/watch?v=D - MX 63 DXllM From Mine to Advice

75 Key Takeaways ICL Specialty Fertilizers A n attractive investment opportunity Fast Growing Industry Driven by Global Trends Leader in Key Markets Well Positioned for Growth with Wide Portfolio Efficient Supply Chain and Strong Professional Sales Force Established Brands End User Inspired Innovation

76 Thanks for listening

Specialty Solutions Division Eli Glazer President, ICL Specialty Solutions

 Organizational Structure ICL Essential Minerals Division Specialty Solutions Division Specialty Fertilizers Phosphate Potash & Magnesium Food Specialties Advanced Additives Industrial Products Specialty Solutions Division

Specialty Solutions Profile 79 79 45% 55% ~ 4 , 000 OF ICL SALES IN 2016 * % SALES BY BUSINESS UNIT (2016) 26% 45% $ 2.6 B ANNUAL SALES* $ 530 M ADJ. OPERATING INCOME** Food Specialties 37 % Industrial Products 37 % Advanced Additives EMPLOYEES WORLDWIDE Advanced Additives Food Specialties Industrial Products NA 35 % Asia/Pacific 24 % EMEA 34 % SA 7 % SPECIALTY SOLUTIONS SALES DISTRIBUTION * Before setoffs and eliminations ** Before G&A expenses All numbers are rounded

 Specialty Solutions’ Organizational Structure Specialty Solutions Division Food Specialties Advanced Additives Industrial Products Rene Krebs , EVP Food 3 years in ICL James Moffatt, EVP Advanced Additives 12 years in ICL Anat Tal , EVP Industrial Products, 25 in ICL Eli Glazer, President, ICL Specialty Solutions 34 years in ICL

Specialty Solutions: Main Strategic Goals 81 ▪ Innovation ▪ Demonstrated success ▪ Asia Pacific ▪ Latin America Cost optimization: Lean & Reliable Expand through differentiation Geographic Expansion ▪ Simple and lean organisation ▪ Operational cost reduction

Global Leaders 82 Full phosphate chain from Rock to Salts: largest global merchant marketer of Purified Phosphoric acid Variety of single, multi blends and agglomeration technology Highest concentration of Bromine in the World

32% 21% 17% 16% 10% 4 % Acid Ind. Specialities Specialty Minerals Fire Safety P2S5 P4 BUSINESS LINES SALES DISTRIBUTIONS 2016 Advanced Additives Profile 83 83 $ 1.0 B ANNUAL SALES* $ 194 M OPERATING INCOME* * 2016 before setoffs and eliminations ~ 1 , 400 EMPLOYEES WORLDWIDE Fire Safety P - Salts, Acids P 2 S 5 P&C NA 50 % Asia/Pacific 9 % EMEA 28 % SA 13 % ADVANCED ADDITIVES SALES DISTRIBUTION * Before setoffs and eliminations ** Before G&A expenses All numbers are rounded

Advanced Additives – A Stable Portfolio With Broad Applications 84

Advanced Additives Trends and Opportunities ϴϱ Market Trends ▪ Increasing infrastructure spend ▪ Less potable Water ▪ Global weather pattern ▪ Increased Vehicle demand Strategy: Leverage on market trends

Phosphate Value Chain - Markets and Competition ϴϲ EUROPE (ICL - $ 420 - 440 M ) NORTH AMERICA (ICL - $ 400 - 420 M) LATIN AMERICA (ICL - $ 150 - 170 M) Source: market size (acid/salts) via internal analysis, published data & other market reports ICL ICL Prayon Budenheim FOSFA Other ICL Prayon Budenheim PotashCorp Innophos Other ICL Prayon Innophos Chinese Other ICL ICL

32% 24% 11% 29% 4 % Single Phosphates Phosphate Blends Multiblends Proteins Spices Food Specialties Profile 87 87 2016 ANNUAL SALES BREAKDOWN * 2016 before setoffs and eliminations $ 660 M ANNUAL SALES* $ 84 M OPERATING INCOME* NA 28 % Asia/Pacific 32 % EMEA 30 % SA 10 % FOOD GLOBAL PRESENCE ~ 900 EMPLOYEES WORLDWIDE * Before setoffs and eliminations ** Before G&A expenses All numbers are rounded

Ingredients (backward integrated) Co - production of unique formulations Sourced ingredients Fibers & hydrocolloids, emulsifiers Integrated solutions for texture & stability Customized portfolio Joint development Tailored solutions for each customer Nutrition Taste Shelf - life Convenience Basic ingredients Food Specialties Business Model 88 nutrition

Market Trends Growth Opportunities Follow key industry trends Food Specialties Accelerated Growth Engine ϴϵ ▪ High - growth new applications in Meat and Dairy ▪ Expand portfolio through tailored solutions ▪ Local presence in growing emerging markets ▪ Growing middle class in emerging markets ▪ Increase Processed food consumption ▪ Longer shelf - life ▪ “On the go” ▪ “Cleaner label” ▪ Health and Nutrition (gluten free, reduced salt)

Food Specialties: Markets and Competition 90 Meat, Poultry and Seafood – $ 180 - 200 M Dairy and Protein - $ 250 - 280 M Bakery and Other $ 150 - 180 M

Organic Market Growth (CAGR 2%) Specialty Solutions Revenue Summary 2016 A – 2021 P 91 2021 2016 A Growth by Strategy Target ( CAGR 3 - 4%)

Main Takeaways for Advanced Additives & Food ϵϮ Backward integration The only Global player with worldwide presence Innovation capabilities & human capital Growing sales and margins despite competitive market environment

Industrial Products Anat Tal ICL Industrial Products Manager

 Organizational Structure ICL Essential Minerals Division Specialty Solutions Division Specialty Fertilizers Phosphate Potash & Magnesium Food Specialties Advanced Additives Industrial Products Industrial Products

Agenda 95 ICL - IP in a s napshot Future opportunities ICL - IP Strategy Key takeaways

ϵϲ ICL - IP snapshot $ 953 * million sales in 2016 11 Manufacturing sites WW 3 R&D centers 1 , 705 Employees * Excluding Specialty Minerals

ϵϳ ICL - IP snapshot % of Q 1 2017 Sales 39% 33% 25%

ϵϴ ICL - IP snapshot 38% 48% 14 % Flame Retardants Industrial Solutions Specialty Minerals 67% 19% 14 % Bromine Phosphorus Specialty Minerals % of Q 1 2017 Sales

ICL-IP Product Supply Chains

Produced




35
Br
Bromine
79.904



Bromine compounds plants:
Israel
Netherlands
China

MgCl
Salts
KCl

Specialty Minerals plants:
Israel
France*

Customers

Purchased


15
P
Phosphorus
30,973762

Phosphorus compounds plants:
Germany
USA

Where needs take us

** RM sourced from 3rd parties*

100

ICL - IP Product Supply Chains ϭϬϬ * RM sourced from 3 rd parties Specialty Minerals plants : Israel France * Bromine compounds plants: Israel Netherlands China Phosphorus compounds plants: Germany USA MgCl Salts KCl Purchased Customers Produced

Global Leader in Bromine 0.06 – 0.11 0.1 – 0.2 0.5 – 0.9 2.5 – 4.5 4.5 – 5.5 10.0 – 12.0 g/liter Sea Water (China, Japan) Underground Wells (China) Shallow Sea (Ukraine) Salt Lake (India) Underground Wells (U.S.) Dead Sea Operations (Israel, Jordan) • The Dead Sea provides the highest concentration of Bromine • Abundant supply Source: ICL estimates, MarketsandMarkets 101 • Cost is related to concentration

280 280 120 120 170 165 90 75 71 84 2016 2021 724 A Global Leader ICL holds the largest capacity (KMT) Global Bromine Capacity, by producer Albemarle (Dead Sea) ICL (Dead Sea) Other USA (ALB & LXS) China Bromine demand by industry - 2016 Market utilization rates: 70 - 80% 730 Source: ICL estimates, MarketsandMarkets 102 Flame Retardants 41 % Brominated organic intermediates & Industrial 34 % Clear brine fluids 15 % Biocides 7 % Mercury Control 4%

Global Trends and major End Markets Population Regulation & Environmental Standard of living FURNITURE & TEXTILE TRANSPORTATION WATER TREATMENT CONSTRUCTION INTERMEDIATES FOR FOOD, PHARMA, AGRO and Other OIL & GAS POWER PLANTS ELECTRONICS 103

ICL - IP Market Leadership in Flame Retardants in Bromine capacity i n Bromine compounds plant in Bromine Iso - tank fleet in Brominated biocides in Phosphorus FRs in Clear Brine Fluids in Self - extinguishing Hydraulic fluids in Solid MgCl in Magnesia for Nutraceutical market 104

Agenda 105 ICL - IP in a snapshot Future opportunities ICL - IP Strategy Key takeaways

ϭϬϲ ICL - IP 4 Pillars strategy Grow the Core business: ▪ Organic growth ▪ Value strategy ▪ Portfolio management ▪ Expansions Cost reduction: ▪ Operational excellence ▪ Reduction of total costs Advocacy: ▪ FR Standards ▪ SAFR™ ▪ Merquel® in China/EU ▪ Chemistry ban defense Grow the Portfolio: ▪ New solutions focused on un - met needs. ▪ Outside technical and business collaborations

ϭϬϳ Proven strategy results 161 191 255 1 , 025 871 953 16% 22% 27% 2014 2015 2016 Adj. O.I Before G&A (MM$) Sales (MM$) • Excluding Specialty Minerals • Source: ICL 20 - F report 2016

Agenda 108 ICL - IP in a snapshot Future opportunities ICL - IP Strategy Key takeaways

Regulation New target 1 - 7 Yet to follow 1.3 Existing 1 - 30 30 Major Trends and ICL Solutions 109 Trends Clean Air Mercury Emissions Control MERQUEL® ICL’s Solutions Comparison of Hg Emission limits (µgr/m 3 )

110 Renewable energy Energy storage Electrolytes for Bromine Flow battery Trends ICL’s Solutions Major Trends and ICL Solutions

111 Trends ICL’s Solutions Electric car/ Autonomous car New generation polymeric FRs Major Trends and ICL Solutions

112 Trends ICL’s Solutions Major Trends and ICL Solutions Home automation New generation polymeric FRs

113 Trends ICL’s Solutions Water shortage and treatment New Biocides Major Trends and ICL Solutions

Bromine Bromine Compounds Isotanks Other services 114 Trends ICL’s Solutions Major Trends and ICL Solutions Source: ICL estimates, MarketsandMarkets Depletion of Bromine in China Secured capacity of: Albemarle (Dead Sea) ICL (Dead Sea) Other USA (ALB & LXS) China 280 280 120 120 170 165 90 75 71 84 2016 2021 Bromine Capacity

Agenda 115 ICL - IP in a snapshot Future opportunities ICL - IP Strategy Key takeaways

Key takeaways 116 A leader in the Bromine industry Well positioned for future opportunities Clear, proven, value based strategy ( 16 VS 14 O.I increased by 58%) 161 191 255 1 , 025 871 953 16% 22% 27% 2014 2015 2016 Adj. O.I Before G&A (MM$) Sales (MM$)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: June 22, 2017